Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

For Immediate Release

Mazor Robotics Receives Three Additional Orders for the Renaissance
System; Expands Presence into New US Metropolitan Markets

- Brings Fourth Quarter System Orders to Date to Seven -

CAESAREA, Israel – December 23, 2015 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a developer of innovative guidance systems and complementary products, today reported three additional fourth quarter 2015 orders for the Renaissance system, including from hospitals in new US metropolitan markets.    The first system was installed in a Philadelphia metropolitan area hospital. The second system will be installed in a Birmingham, Alabama metropolitan area hospital. A third system was ordered internationally from a distribution partner.  These represent orders for the fifth, sixth and seventh Renaissance systems to date in the fourth quarter ending December 31, 2015.

“Our success in the quarter, with orders to date in a variety of targeted US markets reflects our expanded sales footprint, increasing effectiveness of the sales organization and process, and the increasing awareness of the Renaissance system,” commented Ori Hadomi, Chief Executive Officer.  “With seven systems ordered to date during the current quarter, we remain confident that our team will sell more Renaissance systems in the second half of 2015 as compared to the first half of the year.”

The Company will announce the total number of system orders for the fourth quarter ending December 31, 2015 during the first week of January 2016.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic-based technology and products aimed at redefining the gold standard of quality care. Mazor Robotics Renaissance® Guidance System enables surgeons to conduct spine and brain procedures in a more accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements that the Company is confident it will sell more Renaissance systems in the second half of 2015 as compared to the first half of 2015, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 29, 2015 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 415.652.9100

David Schemelia – Media
dave@evcgroup.com
646.201.5431